EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”)
1275 West 6th Avenue
Suite 300
Vancouver, British Columbia
V6H 1A6

Item 2	Date of Material Change

September and October 2020

Item 3	News Releases

News releases dated September 17, September 30 and October 8, 2020.

Item 4	Summary of Material Change

On September 17, 2020, the Company announced that it has entered into an agreement with List Biological Laboratories, Inc. (“List Labs”) for the manufacture of its proprietary interferon alpha 2b (“AP003”) for the treatment of COVID-19. Under the terms of the agreement, List Labs will provide manufacturing services from its state-of-the-art biological development and cGMP manufacturing facility in Campbell, California.

On September 30, 2020, the Company received clearance from the Financial Industry Regulatory Authority to quote and trade the Company’s securities on the OTC Markets. The Company satisfied the requirements of Rule 15c2-11 and continued to use the trading symbol OTCQB: BETRF.

On October 2, 2020, the Company signed a share purchase agreement with an unrelated third party (the “Purchaser”) for the sale of 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a fully-owned subsidiary. Pursuant to the sale of Pivot, the Company’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada (the “Facility”) and its in-process Health Canada license application (the “Application”) will be transferred to the Purchaser. Closing of this transaction is expected to occur imminently. Upon closing of the share purchase agreement, the Issuer will no longer be pursuing the Application for processing of cannabis products in Canada.

Consideration includes the following: 1) Purchaser settling Pivot and the Company’s outstanding obligations with the lessor of the Facility of $135,879 ($67,939 settled as of the date of this report), 2) Cancellation of any amounts that the Pivot or the Company may owe to the Purchaser, 3) Purchaser’s assumption of the lease of the Facility as of September 1, 2020, 4) Cancellation by Pivot of obligations that the Purchaser owes to Pivot of $170,790, 5) Purchaser’s assumption of further obligations with respect to the Application, and 6) Purchaser’s discontinuation of its lawsuit filed in the Province of Quebec against Pivot.

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On October 5, 2020, the Company issued 521,492 common shares, pursuant to the vesting of restricted stock units, termination of an employment agreement and services rendered by third parties.

On October 8, 2020, the Company announced that it will be teaming up with VirTrial, LLC (“VirTrial”) to conduct patient monitoring for its COVID-19 clinical trials in Australia to test the efficacy of AP-003. VirTrial is a telehealth platform provider that enables research sites to improve patient recruitment and retention. VirTrial’s platform enables the Company’s selected clinical research sites to perform virtual visits – a combination of secure video, audio, chat and messaging, which can be used on any device. Incorporating virtual visits facilitates the Company to evaluate, qualify and routinely monitor both patients and research sites for studies without physical travel.

Cautionary Note:  The Company is not making any express or implied claims that AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

Item 5	Full Description of Material Change

Refer to Item 4 and the news releases in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

October 8, 2020

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SCHEDULE “A”

Press:

BetterLife Scales up Manufacturing of AP-003 (Interferon Alpha2b) to Prepare for Clinical Trials

VANCOUVER, British Columbia, September 17, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAT) an emerging biotech company, today announced it has entered into an agreement with List Biological Laboratories, Inc. (“List Labs”) for the manufacture of its proprietary interferon alpha 2b for the treatment of COVID-19.

"Following our recent merger, we are proud to be continuing the development of Altum Pharmaceutical’s proprietary interferon alpha 2b inhalation for treatment of COVID-19. We look forward to working with List Labs to bring this treatment to patients as quickly as possible as we prepare for our imminent trials in Australia" said BetterLife's Chief Executive Officer, Dr. Ahmad Doroudian.

Under the terms of the agreement, List Labs will provide manufacturing services from its state-of-the-art biological development and cGMP manufacturing facility in Campbell, California.

Dr. Doroudian added: "We are pleased to be partnering with List Labs in the manufacturing of our proprietary interferon alpha 2b for the treatment of COVID-19. We believe our novel engineered interferon alpha 2b derived from our proprietary master cell bank, offers important advantages that allows for a quick scale up of manufacturing, especially in terms of logistics and cost of goods, which should enable us to meet potentially large demand once (subject to regulatory clearance) our treatment is ready for distribution. List Labs with its state-of-the-art manufacturing plant and agile team is an ideal partner to help realize our vision."

President of List Labs, Dr. Stacy Burns-Guydish commented, “We are thrilled to be partnering with BetterLife to develop and manufacture Altum Pharmaceutical’s novel and transformative therapeutic for the treatment of COVID-19. List Lab’s expertise, quality, and flexibility in protein purification, process development, scale up and cGMP manufacturing makes us uniquely qualified to fulfill the contract development and manufacturing role for such an innovative product. It is an honor to join in the fight against one of the greatest challenges of this decade.”

Comment on Recent Market Activity

The Company also announces that it is not aware of any material, undisclosed corporate developments and has no material change to report at this time. Trading in the Company’s shares on the OTCQB, under the symbol “BETRF”, will resume after FINRA has reviewed our recently submitted Form 211. The Company will keep the market informed as required.

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About BetterLife Pharma:

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For more information, please visit: www.blifetherapeutics.com

About List Biological Laboratories, Inc.:

List Labs applies over 40 years of experience in purification of bacterially expressed protein products to a uniquely flexible product development strategy. The result is an impressive track record of successful collaborations with clients for cGMP manufacturing and a catalog of over 100 bacterial products used in research and vaccine development throughout the world. Headquartered in Campbell, CA, List Labs offers world class expertise in drug product development including bacterial fermentation, protein purification, process development, analytical development, scale up, and development of robust cGMP manufacturing processes for drug products used in clinical trials. For more information, please visit https://www.listlabs.com/

Cautionary Note

The Company is not making any express or implied claims that AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

Contact

BetterLife Pharma:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Dost Mustaq, BDA International Investor Relations Contact

Email: ir@blifepharma.com

Phone: 646-679-4321

List Labs:

Gary Henderson, Director of Business Development and Sales

Email: ghenderson@listlabs.com

Phone: 408-874-1303

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Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand; our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Press:

BetterLife Receives FINRA Clearance and Resumes Trading on the OTC Markets

BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAT) an emerging biotech company, is pleased to announce that, further to its news release of September 23, 2020, Glendale Securities, Inc. (who acted as the OTCQB sponsor) has received clearance from the Financial Industry Regulatory Authority ("FINRA") to quote and trade the Company’s securities on the OTC Markets.

The Company has satisfied the requirements of Rule 15c2-11 and will continue to use the trading symbol OTCQB: BETRF, enabling Glendale Securities Inc., to quote the Company’s securities.

Form 211 clearance is crucial as it requires both the Directors and Principals of BetterLife and the Company itself to pass stringent regulatory background checks and due diligence necessary to list in the U.S.

Dr. Ahmad Doroudian, BetterLife CEO, commented: “This marks an important milestone as we begin to develop and execute our plans as a publicly traded company in the U.S. We are at an enormously exciting moment in our evolution as a company. We are joining the fight against COVID-19 and will be sharing information on our upcoming human trials over the coming weeks with our shareholders and the market.’’

About BetterLife Pharma Inc.:

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.blifetherapeutics.com.

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Cautionary Note

The Company is not making any express or implied claims that AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Dost Mustaq, BDA International Investor Relations Contact

Email: ir@blifepharma.com

Phone: 646-679-4321

Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand; our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Press:

BetterLife Announces VirTrial as Clinical Trial Patient Monitoring Partner

VANCOUVER, British Columbia, October 8, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAT) an emerging biotech company, is pleased to announce that it will be teaming up with VirTrial, LLC (“VirTrial”) to conduct patient monitoring for their imminent COVID 19 clinical trials in Australia to test the efficacy of AP-003, a proprietary interferon alpha 2b formulation.

VirTrial is a telehealth platform provider that is changing the way pharmaceutical companies conduct clinical trials and enabling research sites to improve patient recruitment and retention. VirTrial’s platform enables BetterLife to empower their selected clinical research sites to perform virtual visits – a combination of secure video, audio, chat and messaging, which can be used on any device. Incorporating virtual visits facilitates BetterLife to evaluate, qualify and routinely monitor both patients and research sites for studies without physical travel.

Unlike other clinical trial vendors that began as technology companies, VirTrial has a stable team of clinical research veterans and experienced tech entrepreneurs teaming together to lead the company towards providing the human population with remote access to clinical research sites.

Dr. Ahmad Doroudian, CEO of BetterLife said, “Considering the constant changing restrictions on travel due to COVID-19, we felt that this was the best option for us to proceed without delay with our patient trials. We feel that partnering with an innovative company like VirTrial will assist us in virtually monitoring patients who may or may not be able to travel to our clinical sites owing to self-isolation at home.”

Mark Hanley, CEO of VirTrial commented, “The sites are excited about the opportunity to be part of the solution for a true and present need and appreciate the benefit of being able to conduct the study via a fully remote DCT to eliminate any risk to employees.”

Dr. Ahmad Doroudian added, ‘’It is exciting to know that we are making use of technology that allows us to safely deliver and monitor the efficacy of AP-003 for patients in the comfort of their homes. Patients will have an easier time committing to the rigors of a clinical trial knowing that they can participate from their home.”

BetterLife would also like to announce that it has signed a share purchase agreement to assign the issued and outstanding shares of its subsidiary, Pivot Pharmaceuticals Manufacturing Corp., to an unrelated third party. The assignment includes the Company’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada and its in-process Health Canada license application.

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About BetterLife Pharma Inc.:

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.blifetherapeutics.com.

About VirTrial, LLC:

VirTrial is a bioscience technology company providing a stable, long-standing telemedicine platform to transform the clinical trial industry. The VirTrial platform combines secure video, audio, chat and messaging allowing pharmaceutical companies and CROs to create patient centric Decentralized Clinical Trials (DCTs) by replacing some study visits with virtual visits. The vision is for 25-50% of visits to be conducted virtually creating a hybrid model. The VirTrial platform is supported on any device (Android, Apple, tablet, phone, computer) and can be used by any site worldwide. They are hosted in a secure cloud-based environment and are HIPAA and GDPR compliant.

To learn more about VirTrial, visit https://www.virtrial.com.

Cautionary Note

The Company is not making any express or implied claims that AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Dost Mustaq, BDA International Investor Relations Contact

Email: ir@blifepharma.com

Phone: 646-679-4321

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Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand; our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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